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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549
________________________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 (NO FEE REQUIRED, EFFECTIVE
OCTOBER 7, 1996)

	For the fiscal year ended	June 30, 2002

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from to

Commission file number ________33-48052________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
DIMON INCORPORATED PERSONAL ACCOUNT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DIMON INCORPORATED
512 Bridge Street
Danville, Virginia 24541

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REQUIRED INFORMATION

The following financial statements are furnished for the plan:

INDEX
___________

Page
________

Signature	3

Report of Independent Auditors	4

Statement of Asset and Liability as of June 30, 2002
and 2001	5

Statement of Changes in Plan Liability Accounts -
Years Ended June 30, 2002 and 2001	6

Notes to Financial Statements	7 - 9

Exhibit 24	10

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Signature
_______________

          Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DIMON Incorporated
Personal Account Plan

By /s/ James A. Cooley
_________________________________________________________
Date: August 26, 2002	James A. Cooley
Senior Vice President - Chief Financial Officer

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REPORT OF INDEPENDENT AUDITORS

To the Plan Administrator
DIMON Incorporated Personal Account Plan

We have audited the accompanying statements of asset and liability of the DIMON Incorporated Personal Account Plan as of June 30, 2002 and 2001, and the related statements of changes in plan liability accounts for the years ended June 30, 2002 and 2001.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the asset and liability of DIMON Incorporated Personal Account Plan at June 30, 2002 and 2001, and the changes in plan liability accounts for the years ended June 30, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/Snead and Williams, P.L.L.C.
___________________________________________________
Snead and Williams, P.L.L.C.
Danville, Virginia
August 26, 2002

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DIMON INCORPORATED PERSONAL ACCOUNT PLAN

STATEMENT OF ASSET AND LIABILITY

June 30, 2002 and 2001
______________________________

	2002	2001
	_______________	_______________
ASSET
_________

Receivable from DIMON Incorporated	$2,264,230	$1,744,509
(Cost $2,264,230, 2002 and $1,744,509, 2001)	========	========

LIABILITY
____________

Plan liability accounts	$2,264,230	$1,744,509
	========	========

The accompanying notes are an integral part of these financial statements.

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DIMON INCORPORATED PERSONAL ACCOUNT PLAN

STATEMENT OF CHANGES IN PLAN LIABILITY ACCOUNTS

For the Years Ended June 30, 2002 and 2001
_____________________________________

	2002	2001
	_______________	______________
ADDITIONS
______________
Beginning of year amount	$1,744,509	$2,370,080

Interest income	65,387	130,785

Participant contributions	1,328,587	569,151
	__________	__________
	3,138,483	3,070,016

DEDUCTIONS
_________________
Participant withdrawals	874,253	1,325,507
	__________	__________

Plan liability accounts at
end of year	$2,264,230	$1,744,509
	========	========

The accompanying notes are an integral part of these financial statements.

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DIMON INCORPORATED PERSONAL ACCOUNT PLAN

NOTES TO FINANCIAL STATEMENTS

____________________________________

Note A - Significant Accounting Policies
_____________________________________________

Basis of Accounting
____________________
The accounting records of the Plan are maintained on the accrual basis.

Valuation of Investment
________________________
The receivable from DIMON Incorporated is valued at fair value. Fair value represents contributions, plus interest at the announced rate, less payments in satisfaction of withdrawals.

Estimates
_________

The preparation of financial statements in conformity with accounting principals generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

Note B - Description of the Plan
________________________________

The following description of the DIMON Incorporated Personal Account Plan (the "Plan") is provided for general information purposes only.  Participants should refer to the Plan agreement for more complete information.

General
________

The Plan is a voluntary employee plan through which any eligible participant can loan funds to DIMON Incorporated ("DIMON") for an indefinite period, in exchange for DIMON's obligation to pay the employee interest on such funds until the loan is repaid by DIMON on the employee's demand.  The funds may be used by DIMON for any corporate purpose and will be classified as general obligations of DIMON with no special status.  The funds are not held in trust and are subject to forfeiture should DIMON be unable to repay the loans.

The purpose of the Plan is to provide a means for employees to maintain a flexible deposit arrangement and to receive interest income at rates competitive with those currently paid by banks or other institutions on short-term deposits.  The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").  Funds deposited with DIMON are neither guaranteed nor insured by DIMON nor any federal or state agency.

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DIMON INCORPORATED PERSONAL ACCOUNT PLAN

NOTES TO FINANCIAL STATEMENTS

____________________________________

Note B - Description of the Plan - Continued
_______________________________________________

Participation
____________
Eligible employees may participate in the Plan. Eligibility is determined by the Administrator of the Plan.

Participant Contributions
__________________________
Participants may contribute any amount to the Plan. Limitations, however, may be announced as to the total of future contributions which can be made by the participants.

Investments
___________

Upon receipt of the participants' contributions, amounts are invested with DIMON Incorporated as a general creditor with interest earned at announced rates.  The announced rate was an average rate of 3.42% and 6. 83% per annum for the years ended June 30, 2002 and 2001, respectively.

Participants withdrawals
________________________

Participants may withdraw funds from the Plan at anytime upon notification to the Plan Administrator or his designee.  Amounts in participant accounts must be distributed when the participant is no longer eligible to participate in the Plan.

Plan Liability Accounts
_______________________
A plan liability account is a bookkeeping record that is used to reflect the participant's entitlement under the Plan. Each plan liability account represents an obligation of DIMON Incorporated.

Vesting
_______

Each participant will at all times have a 100% vested (nonforfeitable) interest in the receivable from DIMON Incorporated as to their respective balances of their contributions, net of withdrawals, with earned interest.

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DIMON INCORPORATED PERSONAL ACCOUNT PLAN

NOTES TO FINANCIAL STATEMENTS

____________________________________

Note B - Description of the Plan - Continued
________________________________________________

Plan Expenses
______________
All expenses of administering the Plan are paid by DIMON Incorporated.

Plan Termination
________________

The Plan may be modified or terminated at any time upon written notice to the participants.  In the event the Plan terminates, the Administrator must distribute funds to satisfy all DIMON Incorporated obligations to the Plan.

Note C - Plan Participants
__________________________

The number of participants at June 30, 2002 and 2001, was 73 and 81, respectively.

Note D - Income Tax Status
____________________________

The Plan is not, and is not intended to be, qualified under Section 401 of the Internal Revenue Code.  Consequently, an application for a favorable determination has not been filed with the Internal Revenue Service.

The Plan is not intended to be funded for federal income tax purposes, that is, no funds or other assets are segregated for the purpose of paying benefits under the Plan.  All interest paid or credited to participant accounts is taxable to the participant for both Federal and State purposes, if applicable.

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